Exhibit 99.1

ENTRÉE GOLD CONFIRMS HIGH GRADE GOLD
ON ARGO ZONE AT SHIVEE WEST, MONGOLIA

Vancouver, B.C., July 10, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has recently completed excavator trenching and sampling on the near-surface Argo Zone, on its 100%-owned Shivee West project in Mongolia.  One of the current trench samples returned 81.4 grams/tonne gold (“g/t Au”) over 3 metres, confirming the high-grade gold values announced earlier (see news release January 10, 2012).  The area of gold mineralization at Argo has been extended 140 metres further north from that defined by the reverse circulation (“RC”) drilling program undertaken in 2011, and now measures approximately 400 metres long by up to 130 metres wide. It is part of a larger mineralized area that includes the Zone III gold target.  The entire area of known gold mineralization has now been traced over 700 metres along strike and remains open.

Greg Crowe, President and CEO of Entrée commented, “The expansion in size of the near surface Argo Zone is extremely encouraging.  The presence of very high grade gold values, occurring within a much larger gold system, attests to the potential of this new discovery.  This zone has geological similarities to some of the volcanic-hosted gold deposits of Nevada and Mexico.  The Argo Zone will continue to be a priority focus for further exploration.  Our wholly owned Shivee West property is distinct from our joint venture ground, which hosts the Hugo North Extension and Heruga deposits.  The first phases of Oyu Tolgoi mine development are advancing on schedule, including development of Lift 1 of the Hugo North Extension deposit.  First development production from the joint venture ground is expected in 2015.”

Argo Zone

Near surface gold mineralization at Argo is hosted by quartz veined felsic volcanic rocks associated with a 2.5 kilometre-long magnetic low.  Work in 2011, which included 23 vertical RC holes (2,470 metres) and 1,120 linear metres of excavator trenching and surface sampling, helped define two distinct zones of shallow gold mineralization (Zone III and Argo Zone).  The 2012 work has extended the area of gold mineralization 140 metres further north, and the northeast-trending Argo Zone now measures approximately 400 metres long by up to 130 metres wide.

Twelve excavator trenches totalling 1,240 linear metres were recently completed for sampling, geological mapping and to aid in interpretation of the zone (see map on www.entreegold.com). Significant results from the sampling are summarized in Table 1 below.  A chip sample from trench T39334 returned 81.4 g/t Au over 3 metres, not only confirming two previously reported chip samples averaging 42.4 g/t Au over 4 metres and 19.3 g/t Au over 3 metres but expanding the high grade gold mineralization.  A new trench located 125 metres north of these samples returned 2.24 g/t Au over 6 metres and a separate sample of 3.10 g/t Au over 3 metres.  The most northerly trench, located 170 metres north of the high-grade samples, returned 3.76 g/t Au over 6 metres.

Table 1. Significant gold results – Argo Trenching

ZONE 3 - ARGO ZONE
TRENCH	FROM (m)	TO (m)	WIDTH (m)	Au (g/t)
T39334	72.0	75.0	3.0	81.40
	75.0	78.0	3.0	1.03
	78.0	81.0	3.0	0.40
T309475	92.0	98.0	6.0	2.24
	116.0	119.0	3.0	3.10
T309827	26.0	32.0	6.0	3.76

Lookout Hill Joint Venture

Joint venture manager Oyu Tolgoi LLC (“OTLLC”) has recently commenced drilling over a strong geophysical target located below Cretaceous cover approximately 7 kilometres north of the Hugo North Extension deposit and 3 kilometres west of the Ulaan Khud zone.  Work will initially comprise approximately 27 rotary holes, some of which may be extended later as diamond core holes.

QUALIFIED PERSON

James R. Foster, P.Geo., Entrée's Exploration Manager - Lookout Hill, and a qualified person as defined by National Instrument 43-101, approved this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits: the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

The Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi mining licence held by OTLLC, a subsidiary of Ivanhoe Mines and the Government of Mongolia.  A portion of Lookout Hill (Shivee West) is 100% owned by Entrée.  The remainder is subject to a joint venture with OTLLC.  The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  The deposits are included in the larger Oyu Tolgoi mining complex - Rio Tinto is the project manager.  Excellent exploration potential remains on the property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, and New Mexico.  The primary North American asset is the Ann Mason Project.  The Project has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction and close to infrastructure, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in a number of separate deposits owned by several unrelated companies.

Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively. Rio Tinto, through its majority ownership of Ivanhoe Mines, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION
Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for the expansion or discovery of mineralized zones on properties in which Entrée has an interest, the potential for the expansion of existing deposits in which Entrée has an interest, plans for future exploration programs and budgets, the timing of first development production from the joint venture property, anticipated business activities and corporate strategies.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of mineralization have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, future actions by Rio Tinto, OTLLC and government authorities including the Government of Mongolia, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parametres as plans continue to be refined; future prices of copper, gold and molybdenum; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.